Invest in Delsure Health Insurance Inc

Health Insurance Redefined. Will pay the entire claim.
Open network. No pre-authorization.

DELSUREINSURANCE.COM NEWARK DELAWARE

Technology Healthcare Social Impact Health and Fitness
B2B



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Healthcare is a critical need. It should be affordable. The status quo is rigged in favor of the insurers and they are protected by the regulators. That is why I founded the company so that people can take back control.

Abbas Bayat Founder, CEO @ Delsure Health Insurance Inc

Why you may want to invest in us…

Why you may want to invest in us…

1. A fundamental redesign of the health insurance model
2. No deductibles / co-pay / co-insurance. Absolutely no financial liability for members apart from premiums
3. Payment to providers at time of service
4. Very Competitive pricing
5. Open network
6. Socially responsible model
7. Allows members and providers full control of healthcare decisions
8. Will provide full support to patients requiring inpatient hospital care.

Our Team

AND OUR MAJOR ACCOMPLISHMENTS



Abbas Bayat
Founder, CEO
Experienced executive with 3 university degrees. Raised funds multiple times and generated substantial returns. Previously president of a $500 million division of a Fortune 100 public company.



Dr. Alidad Arabshahi
Chief Medical Officer
Major ENT practice in North Virginia. Founded rapidly growing Medical Billing and Analytical Company



Amir Alemzadeh
Board Member, Strategic Adviser
Co-founder and Co-president of major primary care clinic in North Virginia with over 15,000 patients.

Why people love us



"Abbas is my uncle and I have followed his career from the time I moved to the US from Iran. He started from scratch in 1982 and was always taking on big companies and outperforming them. His entrepreneurial skills drove him on. When he approached me with his ideas on insurance he hit on all the problems and issues. The system is badly broken and he has the simplest and most efficient solution. I was sold after my first discussion. I have invested a substantial amount because I believe."

Dr. Alidad Arabshahi
MD | Potomac Ear, Nose, and Throat ENT

 *"Health insurance is not working. Only a disruptive solution could work. Abbas Bayat has presented the very solution needed. This is why I have invested and agreed to serve on the board."*
Dr. Amir Alemzadeh
M.D. | Cardinal Internal Medicine Associates

 *"Abbas Bayat has developed a simple, elegant and efficient model. It was about time. That is why I have invested."*
Dr. Sohail Moussavi
MD, Woodbridge, VA | Primary Care

 *"Abbas Bayat has developed a model where I as a primary care doctor will not need to spend any time to send claims and wait to get paid. Getting paid at the time of treatment is amazing. I want this to succeed so I have invested."*
Dr. Atoussa Farough
MD - Reviews - Woodbridge, VA

See more on Buzz

Some of our investors

WE'VE RAISED $1,252,360 FROM 19+ INVESTORS SINCE OUR FOUNDING

 **Zoe Zhou**
Banking Professional and Mom

 **Jason Wade**
Army Veteran just looking for opportunity to add to my portfolio.

 **Abbas Bayat**

 **Ahmadali Arabshahi**

 **Boban Fara**

 **Douglas JORDAN**

 **Kristin Freebery**
Administrative and Regulatory Relations Manager at Delsure Health Insurance

 **Hira Vishwakarma**
Looking to retire with startups

 **Brian L White**
Veterinarian

along with 10 other investors

Downloads

Delsure Pitch Deck v7.pptx

Story

Making Healthcare Affordable And Accessible Through Better Insurance

Today, health insurance is complicated, expensive, opaque and extremely inconvenient. The consumer is totally in the blind.

The medical professional has lost control of his/her treatment protocol and the consumer has lost control of their own healthcare.

Insurance is a simple idea. It is the collectivization of risk and the equitable payment of premiums. It is driven by the science of statistics. The identification of risk, that is the actual use of healthcare, is done by analyzing historical experience data and extrapolating to a specific future period. By using this data through the science of statistics, one can very accurately predict use of healthcare services.

The only operating function of an insurance company is to pay claims on behalf of their members. Today, this costs the legacy insurers huge amounts of money because of all the variables in the policies of their members and the real time updating of these multiple variables. This need not be so. By utilizing credit card payments of claims through members and removing all variables, the cost will be reduced to pennies on each claim.

Delsure will change all this to create a simple payment of claims method to make the current insurance claim payment model obsolete. In 80% of cases practitioners will be paid 100% of their claim at time of service and the member will be free of any other financial claims.

Delsure also has an open network, meaning members will be able to go to the provider of their choice. In today's world, consumers are increasingly making individual choices and they demand this from suppliers. With the internet, their choices are boundless. That is why we want to provide a fully open network to ensure that our consumers will be satisfied.

We are confident that our model is so logical, consumer and provider friendly and matches the expectations of today's consumers that we will be as successful as Uber and Airbnb in disrupting the health insurance sector.

Investor Q&A

COLLAPSE ALL

What does your company do? ⌄

We are an health insurance startup ramping up to provide service in Delaware. Once licensed by the Department of Insurance in Delaware we will be the first startup health insurer in over 50 years.

Where will your company be in 5 years? ⌄

We want to fix all that is wrong with the current broken model of health insurance, first in Delaware, to be followed by neighboring states, and nationally eventually.

Why did you choose this idea? ⌄

Healthcare is a critical need. It should be affordable. The status quo is rigged in favor of the insurers and they are protected by the regulators. That is why I founded the company so that people can take back control.

What in the current system is particularly bad? ⌄

1 Huge compensation packages for top executives often in the tens of millions of dollars annually.
2 Substantial limitation of choice of healthcare providers.
3 Consumers often liable for up to $7,900 maximum of out-of-pocket expenses before the insurer will actually pay anything.
4 For cost savings purposes, interfering in the actual practice of medicine by trained specialists, often in conflict with their hippocratic oath.

How we will make money. ⌄

The current system is so complicated that insurers take 30% of premiums to pay for their operations. With our system, we reduce that to less than 5%. Even with no cost sharing by people, our premiums will be less than the legacy insurers, once approved. There are over 200,000 small group employees representing over well over $1 billion in premium revenues. We are targeting 10% over 5 years. With our model our overhead costs will only go up marginally as we grow so that we can turn our efficiency into profits.

Financials

Delsure Health Insurance Inc has financial statements ending December 31 2018. Our cash in hand is $300,000, as of October 2019. Over the three months prior, revenues averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $25,000/month.



At a Glance
January 1 to December 31

$6,356 +63%
Revenue

-$376,065
Net Loss

$0 [100%]
Short Term Debt

$270,000
Raised in 2018

$300,000
Cash on Hand
As of 10/31/19

INCOME	BALANCE	NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. Please note that Delsure is in the process of obtaining the Certificate of Authority to transact health insurance in Delaware as of this listing.

Overview

We are an health insurance startup ramping up to provide service in Delaware, in the process of obtaining our Certificate of Authority in the state to be able to sell health insurance. If and when the Certificate of Authority is obtained, Delsure will be the first health insurance start up in decades.

We want to fix all that is wrong with the current broken model of health insurance, first in Delaware, to be followed by neighboring states, and nationally eventually.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Delsure Health Insurance Inc. was incorporated in the State of Delaware in June 2017.

We are building a company that has:

- A fundamental redesign of the health insurance model

- No deductibles / co-pay / co-insurance. Absolutely no financial liability for members apart from premiums

- Payment to providers at time of service

- Very Competitive pricing

- Open network

Historical Results of Operations

Our company was organized in June 2017 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $6,356 compared to the year ended December 31, 2018, when the Company had revenues of $3,890.

- *Assets.* As of December 31, 2019, the Company had total assets of $402,084 including $222,468 in cash. As of December 31, 2018, the Company had total assets of $474,781, including $344,843 in cash.

- *Net Loss.* The Company has had net losses of $376,065 and net losses of $252,516 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.

- *Liabilities.* The Company's liabilities totaled $0 for the fiscal year ended December 31,

2019 and $17,082 for the fiscal year ended December 31, 2018.

Liquidity & Capital Resources

To-date, the company has been financed with $520,000 in equity, $593,450 in preferred convertible shares and $50,000 of bank credit.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Delsure Health Insurance Inc. cash in hand is $300,000, as of October 2019. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $25,000/month, for an average burn rate of $25,000 per month. Our intent is to be profitable in 24 months.

We're pre-revenue until we get our license and rates approved. We expected that to happen last year, but because we have a new model it's taking longer than expected by the Department of Insurance. We hope to be approved in early 2020. At the end of our first year of operation, assuming that we raise at least $450k, we hope to have 1.5M in revenues, and about 2M in expenses. We hope to become profitable two years after beginning to generate revenue.

We plan to raise capital from traditional VCs in the future so that we can grow faster. We have a highly scalable model, and hope to be in 5 - 6 states within a year of starting to generate revenues.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin: -5,917% ⊘	**Gross Margin:** 100% ⊘	**Return on Assets:** -94% ⊘
Earnings per Share: -$4.42⊘	**Revenue per Employee:** $1,271 ⊘	**Cash to Assets:** 55% ⊘
Revenue to Receivables: 675% ⊘	**Debt Ratio:** 0% ⊘	

🖹 Delsure Health Insurance Inc Financial Statement - FINAL.pdf

🖹 2018 Issued Financial Statements Delsure Health Insurance.pdf

Risks

1. Highly concentrated and regulated market. Very limited ability to increase prices. Competitors are very large and can create problems. Untested model. Penetrating healthcare provider networks may be difficult. There is potential for hostility from the regulators, which we are witnessing already and which has and can lead to further unpredictable delays in obtaining license and getting the rates approved, without which we cannot sell insurance.

2. Will need to work hard to convince groups to change to us. Health insurance is a sensitive topic and experience can be considered important.

3. Currently unstable regulations which can change. The Affordable Care Act may be repealed and replaced by other regulations including some iteration of Medicare for All which may have a fundamental effect on our business.

    READ MORE RISKS

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Abbas Bayat	CEO @ Delsure Health Insurance Inc.	2017
Dr. Amir Alemzadeh	CEO/Practice, Physician @ Cardinal Internal Medicine Associates	2017
Arash Dabestani	Senior Director Pharmacy @ New York Langone	2017

Officers

OFFICER	TITLE	JOINED
Abbas Bayat	President CEO Secretary	2017

Voting Power [?]

HOLDER	SECURITIES HELD	VOTING POWER
Abbas Bayat	27,500 Common Stock	55.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$0	Priced Round
09/2017	$130,000	Loan
02/2019	$168,450	Priced Round
02/2019	$155,000	Priced Round
07/2018	$270,000	Priced Round
07/2017	$520,000	Priced Round

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUTSTANDING	INTEREST	MATURITY	CURRENT?
Abbas Bayat [?]	09/01/2017	$130,000	$130,000[?]	0.0%		Yes

Related Party Transactions

Name	Abbas Bayat
Amount Invested	$130,000
Transaction type	Loan
Issued	09/01/2017
Outstanding principal plus interest	$130,000 as of 12/2019
Interest	0.0 per annum
Outstanding	Yes
Current with payments	Yes
Relationship	Founder

The founder agreed with his original shareholders he would not take a salary until they started generating revenues, but instead would take advances from time to time which would then be categorized as a loan. He will pay this back when the company starts generating revenues and he starts getting a salary

Use of Funds

$99,990	92.5% Working capital (payroll, admin expenses, office space, marketing) 7.5% Wefunder intermediary fee
$1,070,000	92.5% Working capital to allow us to sell up $5M of insurance (payroll, admin expenses, office space, marketing, legal fees) 7.5% Wefunder intermediary fee

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Class A Common Stock	177,500	22,500	Yes
Class B Common Stock	27,500	27,500	Yes
Class A Redeemable Preferred Convertible Stock	177,500	34,999	No

The Funding Portal

Delsure Health Insurance Inc is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC. CRD Number: #283503.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.